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                          December 22, 2022

       Talat Imran
       Chief Executive Officer
       Rani Therapeutics Holdings, Inc.
       2051 Ringwood Avenue
       San Jose, CA 95131

                                                        Re: Rani Therapeutics
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2022
                                                            File No. 333-268855

       Dear Talat Imran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Josh Seidenfeld, Esq.